UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ratio Holdings, LLC

Legal status of issuer

> *Form*
> LLC
>
> *Jurisdiction of Incorporation/Organization*
> Oregon
>
> *Date of organization*
> August 2, 2017

Physical address of issuer
1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States

Website of issuer
https://www.ratiocoffee.com

Current number of employees
13

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,402,367	$989,195
Cash and Cash Equivalents	$183,876	$21,025
Accounts Receivable	$75,408	$12,475
Short-term Debt	$633,083	$748,299
Long-term Debt	$1,187,512	$779,448
Revenues/Sales	$1,591,373	$672,565
Cost of Goods Sold	$931,002	$530,805
Taxes Paid	$0	$0
Net Income	$(746,087)	$(926,292)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/
65D1E3CDBC5D4B9...
(Signature)

Mark Hellweg
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/
65D1E3CDBC5D4B9...
(Signature)

Mark Hellweg
(Name)

Director
(Title)

4/30/2021
(Date)

DocuSigned by:
/s/ Brad Walhood
4588EE2C603A42A...
(Signature)

Brad Walhood
(Name)

Director
(Title)

4/30/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

April 30, 2021

Ratio Holdings, LLC

RATIO

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ratio Holdings, LLC, an Oregon limited liability company (the "**Company**," "**Ratio**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The Securities Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://www.ratiocoffee.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ratio Holdings, LLC is an Oregon LLC incorporated/formed on August 2, 2017

The Company is located at 1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States.

The Company's website is https://www.ratiocoffee.com

The Company conducts business in USA, Canada, Europe, Middle East, Australia, Korea.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in the offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax

audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.
We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become

10

unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from the offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of the offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in the offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in the offering.

BUSINESS

Description of the Business
Ratio Coffee creates premium drip coffee makers for home.

Business Plan
The Company generates revenue through the sale of its products through its online store as well as through its distribution partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ratio Eight Coffee Maker	Automated pour-over style brewing built with luxurious materials. Assembled by hand in Portland, Oregon USA.	Direct-to-consumer; premium retailers like Crate&Barrel and Williams & Sonoma; export markets.
Ratio Six Coffee Maker	The Six brings the best of the Eight but in a leaner form and lower price. It brews the same volume. We are considering a cost-down version.	Same as the Eight, but a bit more budget-conscious. Wants their coffee HOT.

Competition
We face competition from several coffee machine manufacturers like: Technivorm, Moccamaster, Breville Precision Coffee Maker, and Chemex Otto Coffee Maker.

Customer Base
Design/gadget/luxury/coffee enthusiasts. The Ratio customer will pay a premium for the best. They love coffee but don't want to deal with the time consuming manual process of pour over.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patents and Provisional Patent Applications

Patent/Publication Number/ Patent #	Type	Title	File Date	Grant Date	Country
D739,169	Design	Coffee Brewer	3/13/2014	9/22/2015	USA
D760,010	Design	Coffee Maker	9/9/2015	6/28/2016	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4717207	Coffee filters not of paper being part of electric coffee makers; electric apparatus for making coffee; electric coffee brewers; electric coffee machines; electric coffee pots.	RATIO	7/16/2013	4/7/2015	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not aware of any threatened or actual litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark Hellweg	CEO – Director	Ratio Coffee - CEO. 2012 - Present.	Bachelors - Hillsdale College. Class of 2005.
Brad Walhood	COO - Director	Ratio Coffee - COO. 2017 - Present	BS Business Administration - Warner Pacific College.

Mark Hellweg
Mark is an entrepreneur from Portland, Oregon. Mark started Clive Coffee (coffee equipment retailer) in 2008 and Ratio (home coffee maker manufacturer) in 2012. He is captivated by the juxtaposition of timeless quality and modern technology to create an exceptional user experience.

Brad Walhood

Brad is the COO at Ratio, managing all product development, supply chain, and logistics, in addition to overseeing Ratio's Portland, Oregon factory. Brad has over two decades of experience in high-end consumer brands, manufacturing, e-commerce, and retail store development.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark Hellweg	CEO	Ratio Coffee - CEO. 2012 - Present.	Bachelors - Hillsdale College. Class of 2005. Diploma pending 4 credit hours.
Brad Walhood	COO	Ratio Coffee - COO. 2017 - Present	BS Business Administration -

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			Warner Pacific College.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 13 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of securities:

Type/Class of security	Common Units
Amount Authorized	10,000,000
Amount outstanding	7,070,105
Par Value (if applicable)	N/A
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	84.19%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

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Type/Class of security	Incentive Units
Amount Authorized	265,958
Amount outstanding	200,000
Par Value (if applicable)	N/A
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Incentive Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	2.85%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type/Class of security	Convertible Notes
Amount Authorized	$923,500*
Common Units Required Upon Conversion	908,152
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	12.96%**
Conversion Terms***	Conversion shall occur at a valuation equal to the last equity investment round at the time of conversion

*As of the date of the Form C-AR, the total amount of convertible notes outstanding is $369,132. One convertible note worth $300,000 converted to Units on January 8, 2021, and is referenced in the table pertaining to "*Previous Offerings of Securities.*" As of December 31, 2020, the total amount of convertible notes outstanding was $819,871.
**As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.
***Conversion is based on a $6,000,000 valuation cap.

Type/Class of security	Crowd SAFE
Amount Outstanding/Face Value	$388,003
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Material Terms	Valuation Cap: $6,000,000 Discount: 20%

The Company has the following debt outstanding:

Creditor	ClearBanc
Amount outstanding	$8,002
Cost of Loan	$2,375
Other Material Terms	The Company will pay to ClearBanc 4% of its monthly receivables.
Maturity Date	Monthly payments until loan is paid

Creditor	Chase Credit Card
Amount outstanding	$15,506
Interest Rate	17.24 APR%
Other Material Terms	24.99% APR on cash advances
Maturity Date	Monthly Payments

Creditor	Shopify
Amount outstanding	$145,000
Cost of Loan	$11,000
Other Material Terms	The Company will pay to Shopify 17% of its monthly receivables.
Maturity Date	Monthly payments until loan is paid

Creditor	PPP Loan
Amount outstanding	$69,157
Interest Rate	1.00%
Other Material Terms	. Payments of principal and interest start November 2020 unless forgiven. Full forgiveness is expected.
Maturity Date	April 2022

Creditor	SBA Loan
Amount outstanding	$75,100
Interest Rate	3.75%
Other Material Terms	Monthly payments of $367 will begin 7/16/2021
Maturity Date	2050

Creditor	Private Party
Amount outstanding	$50,000
Interest Rate a	12.0%
Maturity Date	5/30/2021

Creditor	Private Party (Related Party)
Amount outstanding	$57,901
Interest Rate a	6.25%
Other Material Terms	Payments made per unit sold at rate ranging from $2 to $0.6 per unit
Maturity Date	Payments made until loan is repaid

Creditor	Private Party
Amount outstanding	$325,700
Interest Rate a	8.49%
Other Material Terms	Payments made per unit sold at rate ranging from $8.50 to $4.75 per unit
Maturity Date	Payments made until loan is repaid

Ownership

The Company has no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$115,389	$(1,007,641)	$0

Operations
Ratio Holdings, LLC ("the Company") was incorporated on August 2, 2017 under the laws of the State of Oregon, and is headquartered at 1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States. Ratio Coffee creates premium drip coffee makers for home.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $280,000 in cash, $185,000 in accounts receivable, and $252,000 in finished goods inventory as of April 30, 2021. The Company has a monthly burn rate of roughly $30,000/month, leaving it with a twenty four month runway.

The Company had $819,871 in convertible notes outstanding as of December 31, 2020.

The Company has authorized 10,000,000 shares of Common Units, 7,070,105 of which are issued and outstanding. The Company has authorized 265,958 shares of Incentive Units, 200,000 of which are issued and outstanding.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the offering and what is mentioned in this Form C-AR.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Membership Units	$50,000	250,000	Product Development, Marketing, Inventory Purchases	September 7, 2017	Section 4(a)(2)
Membership Units	$50,000	250,000	Product Development, Marketing, Inventory Purchases	September 7, 2017	Section 4(a)(2)
Membership Units	$50,000	250,000	Product Development, Marketing, Inventory Purchases	September 11, 2017	Section 4(a)(2)
Membership Units	$200,000	1,000,000	Product Development, Marketing, Inventory Purchases	September 25, 2017	Section 4(a)(2)
Membership Units	$15,000	75,000	Product Development, Marketing, Inventory Purchases	September 27, 2017	Section 4(a)(2)
Membership Units	$50,000	200,000	Product Development, Marketing, Inventory Purchases	December 13, 2017	Section 4(a)(2)
Membership Units	Tooling Services Valued at $125,000	500,000	Product Development, Marketing, Inventory Purchases	September 7, 2017	Section 4(a)(2)
Membership Units	$275,000	900,000	Product Development, Marketing, Inventory Purchases	July 1, 2019	Rule 506(b)
Convertible Note	$100,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	August 23, 2019	Section 4(a)(2)
Convertible Note	$200,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	April 5, 2018	Section 4(a)(2)
Convertible Note	$200,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	March 7, 2018	Section 4(a)(2)
Convertible Note	$373,500	1 Convertible Note	Product Development, Marketing, Inventory Purchases	January 8, 2020	Section 4(a)(2)

Convertible Note	$30,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	September 1, 2019	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	January 17, 2020	Section 4(a)(2)
Membership Unit	$100,000	131,112	Product Development, Marketing, Inventory Purchases	December 1, 2020	Rule 506(b)
Membership Unit	$300,000	393,340	Product Development, Marketing, Inventory Purchases	January 8, 2021	Rule 506(b)
Crowd SAFE	$388,003*	604**	Product Development, Marketing, Inventory Purchases	February 1, 2021	Section 4(a)(6)
Membership Unit	$50,000	65,556	Product Development, Marketing, Inventory Purchases	February 10, 2021	Rule 506(b))
Membership Unit	$250,000	327,778	Product Development, Marketing, Inventory Purchases	March 5, 2021	Rule 506(b)
Membership Unit	Design purchase valued at $39,904	52,319	Product Development, Marketing, Inventory Purchases	March 12, 2021	Rule 506(b)

*This amount includes the percentage of proceeds transferred to the intermediary and other fees.
**This number does not reflect the additional grant of securities made to the Intermediary.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
The Company has entered into a capital lease with Hellweg Manufacturing LLC, a company owned by the father of the founder, Mark Hellweg. The Company will pay to Hellweg Manufacturing LLC payments made per unit sold at rate ranging from $2.00 to $0.60 per unit until $57,901 is paid. The loan has an interest rate of 6.25%. This arrangement has terminated as the Hellweg Manufacturing LLC has been issued 52,319 of Membership Units.

EXHIBIT B
Disclaimers
Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C-AR. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of the offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

I, Mark Hellweg, the CEO of Ratio Holdings, LLC, hereby certify that

(1) the accompanying financial statements of Ratio Holdings, LLC thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

DocuSigned by:
/s/ (Signature)
65D1E3CDBC5D4B9...

Name: Mark Hellweg

Title: CEO

Date: April 30, 2021

RATIO

Financial Statements (Management Use Only)

Annual
2020

Income Statements

REVENUES:

Eight - Glass	$	391,222
Eight - Poly		406,300
Thermal Carafe		185,646
Ratio Six		678,298
Accessories & Other		235,818
Other over/under		7,192
PRODUCT REVENUES		**1,904,476**
Discounts and allowances		(82,526)
Returns and refunds		(230,576)
NET REVENUES		**1,591,373**

Direct/Retail	1,300,509
Amazon/Drop Ship	32,600
Wholesale - Domestic	249,698
Wholesale - International	8,065
Direct - International	70,594
Accessories, returns, discounts, etc.	(70,093)
	1,591,373

COST OF GOODS SOLD:

Eight - Glass	177,117
Eight - Poly	233,087
Thermal Carafe	84,878
Ratio Six	281,761
Accessories & Other	123,621
Inventory returns	(139,733)
Inbound freight & other	170,272
PRODUCT COSTS	**931,002**
PRODUCT MARGIN	**660,371**

Eight - Glass	*55%*
Eight - Poly	*43%*
Thermal Carafe	*54%*
Ratio Six	*58%*
Accessories & Other	*48%*
Product margin %	***41%***

RATIO

Financial Statements (Management Use Only)

	Annual 2020
Merchant fees	46,019
Shipping income	(32,220)
Outbound Shipping	154,628
Cost of good sold - Selling Costs	168,427
CONTRIBUTION MARGIN	**491,944**
Factory loss	8,087
Warranty	63,706
Cost of good sold - Indirect	71,793
GROSS PROFIT	**420,151**
Gross profit %	*26%*
OPERATING EXPENSES:	
Production payroll	124,949
Other payroll costs	353,409
Facilities expenses	61,145
Marketing expenses	151,665
Research and development expenses	24,907
Other operating expenses	169,312
Total operating expenses	**885,386**
EBITDA	**$ (465,235)**
Interest income	37
Other income and expense	(16,512)
Interest expense	(199,155)
Depreciation	(65,222)
NET INCOME	**(746,087)**

RATIO

Financial Statements (Management Use Only)

Annual
2020

Operating expenses:

Production payroll:

Total production payroll	124,949

Payroll costs:

Wages	431,745
Payroll taxes	42,258
Employee benefits	2,097
Less: Labor allocated elsewhere	(122,691)
Total payroll costs	353,409

Facilities expenses:

Rent	49,373
Utilities	10,780
Repairs and maintenance	992
Total faciliities expenses	61,145

Marketing expenses:

Online marketing	99,742
Trade shows	22,364
Offline marketing	29,559
Total marketing expenses	151,665

Research and development expenses | 24,907

Other operating expenses:

Professional fees	81,361
Insurance	6,625
Software licenses	34,463
Office expenses and supplies	35,088
Travel, meals and entertainment	11,774
Total other operating expenses	169,312
Total operating expenses	**885,386**

RATIO

Financial Statements (Management Use Only)

Annual
2020

Balance Sheets

ASSETS

Current assets:

Cash and cash equivalents	$	183,876
Accounts receivable (prepayments from customers)		75,408
Inventory - Raw Materials		427,780
Inventory - Finished Goods		209,838
Total inventory		637,619
Vendor deposits		42,234
Prepaid expenses and other current assets		20,278
Total current assets		959,414
Property and equipment		488,175
Capitalized development costs		108,750
Software		12,518
Property and equipment		609,443
Accumulated depreciation		(176,563)
Property and equipment, net		432,881
Patents and trademarks		4,573
Deposits		5,500
Total assets	$	**1,402,367**

LIABILITIES AND EQUITY

Operating liabilities:

Accounts payable (prepayments to vendors)	$	279,709
Accrued expenses		61,673
Customer deposits		240,338
Total operating liabilities		581,720

PO financing and other debt:

Other short-term loan (e.g. Paypal, QB)	73,167
PO financing	415,659
PPP Loan	69,157
SBA Loan	75,100
Line of credit	-
Total other current debt	633,083

RATIO

Financial Statements (Management Use Only)		Annual 2020
Private debt:		
Notes payable - Geraldi		126,627
Notes payable - Klassen		127,586
Notes payable - Taylor		392,333
Notes payable - Curtis		-
Short-term loan - Winslow		-
Short-term loan - Dillberg		100,000
Short-term loan - Edmonds		50,000
Capital leases - Tooling		390,967
Other notes payable		-
Total private debt		1,187,512
SAFE Liability		58,925
Total liabilities		**2,461,240**
Equity:		
Retained earnings		(1,948,574)
Member contributions		889,700
Total equity (deficit)		(1,058,874)
Total liabilities and equity	$	**1,402,367**
ROLLFORWARD EQUITY:		
Retained earnings, beginning of period		(1,202,486)
Equity adjustments		-
Net income (loss)		(746,087)
Retained earnings, end of period		(1,948,574)
Member contributions, beginning of period		789,700
Contributions (distributions)		100,000
Member contributions, end of period		889,700

RATIO

Financial Statements (Management Use Only)

Annual
2020

Statements of Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(746,087)
Add: Depreciation and amortization		65,222
Adjust for changes in current assets and liabilities:		
Accounts receivable		20,921
Inventory		(331,094)
Vendor deposits		(30,448)
Prepaid expenses and other current assets		(15,746)
Accounts payable		237,908
Accrued liabilities		20,934
Customer deposits		152,324
Total change in current assets and liabilities		54,800
Cash flows from operating activities		(626,065)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of:		
Property and equipment		(4,618)
Capitalized development costs		-
Software		-
Patents and trademarks		(4,573)
Cash flows from investing activities		(9,190)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on (repayment of):		
PO financing & Paypal loan		155,672
PPP loan		69,157
SBA loan		75,100
Line of credit		-
Borrowings (repayments) on private debt:		
Notes payable - Geraldi		(47,381)
Notes payable - Klassen		(46,811)
Notes payable - Taylor		392,333
Notes payable - Curtis		-
Short-term loan - Winslow		-
Short-term loan - Dillberg		-
Short-term loan - Edmonds		-
Capital lease - Tooling		41,414
Other notes payable		-
SAFE Liability		58,925
Total		398,479
Member contributions		100,000
Cash flows from financing activities		798,408
CHANGE IN CASH	$	**163,152**

RATIO

Financial Statements (Management Use Only)

		Annual 2020
Cash at beginning of period	$	20,723
Chage in cash		163,152
Cash at end of period	$	**183,876**

Ratio Holdings LLC

(an Oregon Limited Liability Company)

Unaudited Consolidated Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Ratio Holdings LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 18, 2020

To: Board of Directors of Ratio Holdings LLC
        Attn: Mark Hellweg, CEO

Re: 2018 and 2019 Consolidated Financial Statement Review
        Ratio Holdings LLC

We have reviewed the accompanying consolidated financial statements of Ratio Holdings LLC (the "Company", which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements, for Ratio Holdings LLC and subsidiaries. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

RATIO HOLDINGS, LLC
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	21,025	236,600
Accounts receivable	12,475	-
Other receivable	28,835	-
Prepaid expenses	9,430	12,684
Advances to related parties	1,832	-
Vendor deposits	40,802	7,602
Inventory	376,812	272,319
Total Current Assets	491,211	529,205
Fixed Assets		
Property and equipment	18,400	15,955
Tooling and molds	523,992	236,311
Internally developed software	12,518	12,518
Accumulated depreciation	(61,426)	(40,643)
Fixed assets, net	493,484	224,141
Deposits	4,500	4,500
Total Assets	989,195	757,846
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Accounts payable	88,515	74,406
Accrued expenses	40,739	20,050
Deferred revenue	93,505	3,957
Advances from related parties	-	2,657
Accrued interest	22,196	34,296
Loans	380,949	40,048
Convertible notes	30,000	-
Capital lease	92,395	1,885
Total Current Liabilities	748,299	177,299
Long-Term Liabilities		
Convertible notes	448,062	400,000
Capital lease	276,721	55,480
Deferred cash compensation	54,665	13,027
Total Long-Term Liabilities	779,448	468,507
Total Liabilities	1,527,747	645,806
MEMBERS' CAPITAL		
Members' equity; 5,900,000 and 5,000,000 units outstanding As of December 31, 2019 and 2018, respectively	990,700	715,000
Non-controlling interest	(97,066)	(38,674)
Retained earnings (accumulated deficit)	(1,432,185)	(564,286)
Total Members' Capital	(538,551)	112,040
Total Liabilities and Members' Capital	989,195	757,846

The accompanying notes are an integral part of these financial statements.

RATIO HOLDINGS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues, net (see Note 1)	672,565	503,146
Cost of goods sold	530,805	287,701
Gross profit (loss)	141,760	215,445
Operating expenses		
General and administrative	707,786	551,781
Sales and marketing	107,956	70,980
Research and development	69,753	184,503
Depreciation	42,967	39,875
Total operating expenses	928,462	847,139
Net Operating Income (Loss)	(786,702)	(631,694)
Deferred cash compensation expense	41,638	13,027
Interest expense	97,952	41,416
Net Income (Loss)	(926,292)	(686,137)
Net Income (Loss) attributable to non-controlling interests	(58,393)	(38,674)
Net Income (Loss) attributable to controlling interest	(867,899)	(647,463)

The accompanying notes are an integral part of these financial statements.

RATIO HOLDINGS, LLC
CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Units	Price	Retained Earnings	Non-Controlling Interest	Total Members' Capital
Balance as of January 1, 2018	5,000,000	510,000	83,177	-	593,177
	-	-	-	-	-
Member Contributions	-	205,000	-	-	205,000
	-	-	-	-	-
Net Income (Loss)	-	-	(647,463)	(38,674)	(686,137)
Balance as of December 31, 2018	5,000,000	715,000	(564,286)	(38,674)	112,040
	-	-	-	-	-
Member Contributions	900,000	275,700	-	-	275,700
	-	-	-	-	-
Net Income (Loss)	-	-	(867,899)	(58,393)	(926,292)
Balance as of December 31, 2019	5,900,000	990,700	(1,432,185)	(97,066)	(538,551)

The accompanying notes are an integral part of these financial statements.

RATIO HOLDINGS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	(926,292)	(686,137)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:	-	-
Depreciation	42,967	39,875
Deferred cash compensation	41,638	13,027
Convertible note interest	(27,140)	36,317
Changes in operating assets and liabilities:	-	-
(Increase) Decrease in accounts receivable	(12,475)	3,779
(Increase) Decrease in other receivable	(28,835)	-
(Increase) Decrease in prepaid expenses	3,254	(948)
(Increase) Decrease in advances to related parties	(1,832)	-
(Increase) Decrease in vendor deposits	(33,200)	(5,392)
(Increase) Decrease in inventory	(104,493)	(99,867)
Increase (Decrease) in accounts payable	14,109	69,392
Increase (Decrease) in accrued expenses	20,689	8,703
Increase (Decrease) in deferred revenue	89,548	3,957
Increase (Decrease) in advances from related parties	(2,657)	2,657
Increase (Decrease) in accrued interest	16,926	-
Net cash used in operating activities	(907,793)	(614,637)
Investing Activities		
Purchase of property and equipment	(2,445)	(1,424)
Net change in cash from investing activities	(2,445)	(1,424)
Financing Activities		
Issuance of loans	340,901	40,048
Issuance of convertible notes	130,000	400,000
Repayment of convertible notes	(51,938)	-
Members' contributions	275,700	205,000
Net change in cash from financing activities	694,663	645,048
Net change in cash and cash equivalents	(215,575)	28,987
Cash and cash equivalents at beginning of period	236,600	207,613
Cash and cash equivalents at end of period	21,025	236,600
Supplemental Disclosure of Non-cash Investing and Financing Activities		
Equipment acquired under capital lease	309,866	-

The accompanying notes are an integral part of these financial statements.

RATIO HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Ratio Holdings, LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Oregon on August 2, 2017. The Company sells automatic coffee makers. The Company's headquarters are in Portland, Oregon. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 13). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 14), the issuance of convertible notes (see Note 14), a Paycheck Protection Loan ("PPP Loan") (see Note 14), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Principles of Consolidation

The consolidated financial statements include the accounts of Ratio Holdings, LLC, Ratio, LLC, an Oregon limited liability company that was registered on March 25, 2013, and Public Sphere Inc., a Delaware corporation that was incorporated on March 4, 2019, but that began operating in 2018. The Company owns a 60% interest in Public Sphere Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $21,025 and $236,600 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three years, five years, seven years, or ten years. Internally developed software has a useful life of three years. Equipment has a useful live of five years. Furniture and fixtures have a useful life of seven years. Tooling and product development have a useful life of ten years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling automatic coffee makers. The Company's payments are generally collected upfront, but some are on a Net 30 term. The Company has deferred revenue totaling $93,505 and $3,957 on December 31, 2019 and 2018, respectively, for orders that have been paid but the performance obligations have not been met. For years ending December 31, 2019 and 2019 the Company recognized $672,565 and $503,146 in net revenue respectively after returns discounts and allowances.

	2019	**2018**
Gross Revenues	715,306	526,948
Returns, discounts, and allowances	(42,741)	(23,802)
Revenues, net	672,565	503,146

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment either upon shipment, or on a Net 60 to Net 90 term. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the Company had $12,475 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivable

The Company entered into a lease agreement (see Note 7) in 2019. The Company initially paid for the tooling that was leased, then was reimbursed by the related company that issued the lease. The reimbursement was agreed upon in December 2019, but was collected in January 2020. As of December 31, 2019 and 2018, the Company had $28,835 and $0 in other receivables, respectively.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $107,956 and $70,980, respectively, for the years ended December 31, 2019 and 2018.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2019 and 2018 inventories consist of the following:

	2019	2018
Raw materials	$ 197,420	$ 198,216
Finished goods	179,392	74,103
Total Inventory	$ 376,812	$ 272,319

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2019 and 2018 consists of the following:

	2019	2018
Fixed Assets		
Property and equipment	$ 18,400	$ 15,955

Tooling and molds	523,992		246,311
Internally developed website	12,518		12,518
	554,910		264,784
Less accumulated depreciation	(61,426)		(40,643)
Total Fixed Assets	$ 493,484	$	224,141

Depreciation expenses totaled $42,967 and $39,875 for the years ended December 31, 2019 and 2018, respectively (see Note 1 – Fixed Assets).

NOTE 5 – LOANS

In August 2018, the Company entered into a loan agreement for $61,200 with a term of one year, and a fixed fee of $5,054. The loan is paid in weekly installments totaling $1,274. The loan is secured by all present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, and all proceeds owned or acquired by the Company.

In January 2019, the Company entered into a loan agreement for $100,000 with a term of one year, and a fixed fee of $6,900. The loan is paid in weekly installments totaling $2,056. The loan is secured by all present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, and all proceeds owned or acquired by the Company.

In May 2019, the Company entered into an unsecured installment loan agreement for $50,000 with a maturity date of May 9, 2020 and an interest rate of 12%. The Company pays $500 interest every month, and there is a balloon payment of the principal at the end. In July 2020 this loan was extended for another 12 months (see Note 14).

In June 2019, the Company entered into a loan agreement for $100,000 with a term of one year, and a fixed fee of $10,046. The loan is paid in weekly installments totaling $2,116. The loan is secured by all present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, and all proceeds owned or acquired by the Company.

In October 2019 the Company entered into a security agreement for up to $195,300 that is secured by the first priority in all right, title and interests of the first 2,000 units of the Ratio Six home coffee brewing machine ("Ratio 6"). On October 4, 2019 the Company entered into an advance under this security agreement for $58,590 with a fixed fee of $4,410, and a maturity date of April 1, 2020. On November 5, 2019 the Company entered into an advance under this security agreement for $136,710 with a fixed fee of $10,290 and a maturity date of May 3, 2020.

In December 2019, the Company entered into a loan agreement for $100,000 with a term of one year, and a fixed fee of $8,965. The loan is paid in weekly installments totaling $2,095. The loan is secured by all present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, and all proceeds owned or acquired by the Company.

In December 2019 the Company entered into a loan agreement for $43,000 with a term of six months, and a fixed fee of $5,590. The loan is paid as a percentage of revenues collected through that platform. The loan is secured by the bank account associated with the account, all personal property of any kind including receivables, chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory, all money, cash equivalents, and other assets, and all cash and non-cash proceeds of each of the other items and products.

NOTE 6 – CONVERTIBLE NOTES

In 2018 the Company issued $400,000 of 11% unsecured convertible notes with maturity dates of March 6, 2021 ($200,000) and April 4, 2021 ($200,000). If the Company does not pay the notes before the maturity date plus a 90 day grace period all principal converts into common equity in the form of units of membership interest ("Units") of the Company. Conversion shall occur at a valuation calculated at the Company's annual sales based on the average of the prior three months. In 2019 these convertible notes we paid down. A total of $78,296 of accrued interest was paid, and a total of $51,938 in principal was repaid. The balance of these notes as of December 31, 2019 is $348,062.

In 2019 the Company issued $100,000 of 12% unsecured convertible notes with a maturity date of August 28, 2022. If the Company does not pay the notes before the maturity date plus a 90 day grace period all principal converts into common equity in the form of Units of the Company at a valuation equal to the last equity investment round at the time of the conversion.

In 2019 subsidiary Public Sphere Inc. issued $30,000 of 12% unsecured convertible notes. The notes are due 10 days after a written notice of demand from the lender, or automatically at the time of Public Sphere Inc. being further funded. If the notes are not repaid within 12 months the principal converts into equity of Public Sphere Inc. with a valuation of $502,500.

Future maturities of convertible notes are as follows:

Years Ending December 31,	Amount
2020	$ 30,000
2021	348,062
2022	100,000
Total	$ 478,062

NOTE 7 - LEASES

Capital Leases

The Company leases tooling to produce products from certain related parties (see Note 9). The leases expire either after the Company makes and pays the royalty fee for a set number of units, in a liquidation event, when the last of the tooling is worn out in the ordinary course of usage, or when the Company exercises the option to purchase. The following table shows future minimum lease payments, as well as the Company's planned lease payments based on production and sales expectations.

Years Ending December 31,	Planned Payments	Minimum Payments
2020	$ 93,307	$ 12,605
2021	188,855	12,688
2022	88,902	12,771
2023	17,887	12,855
2024	0	12,941
Thereafter	0	325,091
Total	$ 388,951	$ 388,951

Leased property under capital leases at December 31, 2019 and 2018 includes:

	2019	2018
Tooling and molds	$ 465,158	$ 155,291
Less accumulated depreciation	30,314	49,915
	$ 434,844	$ 105,376

NOTE 8 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 9 – RELATED PARTIES

During 2017, the Company entered into a capital lease (See Note 7) with a company that is one of the Company's investors, and which purchased the tools needed to develop the Ratio 8 in order to lease the tools to the Company. The related company is not restricted to just this purpose.

During 2019, the Company entered into a capital lease (See Note 7) with a Company that is owned by one of the Company's investors. The related company was formed with the purpose of purchasing the tools needed to develop the Ratio 6 and leasing the tools to the Company. The related company is not restricted to just this purpose.

From time to time subsidiary Public Sphere Inc. takes and gives advances to the non-controlling interest party. There is no established interest rate or maturity date for these advances. As of December 31, 2019, the Company was owed $1,832 from the related party, and as of December 31, 2018, the Company owed $2,657 to the related party.

NOTE 10 – MEMBERS' CAPITAL

Members' Equity

The Company measures members' equity in Units, and incentive units. As of December 31, 2019 and 2018, the Company had 5,900,000 and 5,000,000 Units outstanding. As of December 31, 2019 and 2018, the Company had 200,000 incentive units outstanding (See Note 11). For years ended December 31, 2019 and 2018, the purchase price of the Units was $990,700 and $715,000. For year ended December 31, 2018, subsidiary Public Sphere Inc. issued shares of common stock for a purchase price of $201,000, which did not affect the Units outstanding.

NOTE 11 – EQUITY-BASED COMPENSATION

In 2018 the Company adopted an equity-based incentive plan (the "Plan"). Under the Plan shares of phantom equity units may be awarded, each of which represents a contractual right to receive an amount in cash in the closing of a liquidity event. The amount of cash to be received for "Base Shares," which are classified by their payout amount, is the value per share equal to the fair market value of a unit on a date that is no more than 30 days after the liquidity event ("Payment Date"). The amount of cash to be received for "Performance Shares," which are classified by their payout amount, is the value per share is equal to the fair market value of a unit on the Payment Date, minus the fair market value of a unit on the grant date of the award.

As of December 31, 2019 and 2018, the Company had 200,000 Performance Shares outstanding under the Plan. The shares vest at a rate of either 50% on the grant date, and 50% on the one year anniversary of the grant date, or 50% on the grant date and 50% on the two year anniversary of the grant date. As of December 31, 2019 and 2018, 175,000 and 100,000 of the issued shares had vested.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 13 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 14 – SUBSEQUENT EVENTS

Issuance of PPP Loan/SBA Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through University Federal Credit Union for a total of $69,157. The loan matures on April 28, 2022 and has an interest rate of 1%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, interest on a covered mortgage obligation, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin November 30, 2020, and the Company is to pay equal monthly payments of principal and interest every month until April 2022.

In June 2020, the Company entered into an SBA loan for $75,200. The loan has a 3.75% interest rate and matures on June 16, 2050. The loan is collateralized by a security interest in all tangible and intangible personal property, including but not limited to inventory, equipment, instruments including promissory notes, chattel paper, documents, letter of credit rights, accounts, including health-care insurance receivables and credit card receivables, deposit accounts, commercial fort claims, and general intangibles. The loan is to be paid in monthly payments of $367 beginning on June 15, 2021 and matures to be payable in 30 years from issuance.

Issuance of Convertible Notes

In January 2020 the Company issued $373,500 of unsecured convertible notes with a maturity date of October 4, 2020, and a fixed fee of $42,159. If the Company does not pay the notes before the maturity date plus a 90 day grace period all principal plus interest converts into common equity in the form of Units equal to the outstanding amount divided by the highest price per unit paid by a purchaser of units in the most recent equity financing.

In 2020 subsidiary Public Sphere Inc. issued $20,000 of 12% unsecured convertible notes. The notes are due 10 days after a written notice of demand from the lender. If the notes are not repaid within 12 months the principal converts into equity of Public Sphere Inc.

Extension of Unsecured Installment Loan

The unsecured installment loan of $50,000 that was entered into in May 2019, originally due May 9, 2020, was extended until May 9, 2021. The Company continues to owe $500 interest payments monthly, with the balloon payment due May 9, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through August 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.